Exhibit 99.8

STEVANATO GROUP S.P.A.

PROPOSAL FOR APPOINTMENT OF THE EXTERNAL AUDITOR

PURSUANT TO ARTICLE 13 OF THE ITALIAN LEGISLATIVE DECREE NO. 39/2010

2

Stevanato Group S.p.A. Proposal for Appointment Of the External Auditor

***

To the shareholders of STEVANATO GROUP S.P.A. (the “Company”), with legal seat at Piombino Dese (Pd), Italy, via Molinella, 17

WHEREAS:

●        Since July 16, 2021, the Company has been listed on the New York Stock Exchange (NYSE);

●        following the shareholders’ meeting for the approval of the financial statements as of 31/12/2022, the existing appointment for the external auditor pursuant to Article 2409-bis of the Italian Civil Code and Articles 13 et seq. of Legislative Decree no. 39 of 27 January 2010 will expire;

●        article 13, paragraph 1, of Legislative Decree No. 39 of 27 January 2010, textually provides that “... the shareholders’ meeting, upon motivated proposal of the control body, shall appoint the statutory auditing firm and determine the fee payable to the statutory auditor or the statutory auditing firm for the entire duration of the appointment and any criteria for adjusting such fee during the appointment”;

●        the Company intends to confer all statutory audit appointments related to the companies in the group to the Independent Auditors appointed to perform the Group’s statutory audit, allowing, on the one hand, greater effectiveness and efficiency in the performance of the audit activity as well as possible useful and profitable synergies and, on the other hand, also facilitating the assumption of responsibility over the entire Group, as provided for by current legislation on statutory audit.

CONSIDERED THAT:

●        through the Group Chief Financial Officer, appointed for this purpose by the Board of Directors, the Audit Committee of the Company received two separate offers for the purpose of the legal audit of the accounts for the financial years from 31/12/2023 to 31/12/2025, expiring on the date of the shareholders’ meeting called to approve the financial statements for the last financial year included in the assignment;

●        the offers have been released by:

Offer date	Offeror

First version November 23, 2022; Second version December 29, 2022	EY S.p.A., Via Meravigli, 12 – Milano (“EY”)

First version November 22, 2022; Second version December 27, 2022	PricewaterhouseCoopers S.p.A., Piazza Tre Torri 2—Milano (“PWC”)

3

Stevanato Group S.p.A. Proposal for Appointment Of the External Auditor

●        both the companies are registered in the register pursuant to Article 7 of Legislative Decree No. 39 of 27 January 2010;

●        both the offers contain the explicit commitment of the proposing parties to verify the occurrence of the situations governed by Article 10 (“Independence and Objectivity”) of Legislative Decree No. 39 of 27 January 2010 and;

●        for the purposes of the verification and constant monitoring of the absence of conflict of interest that could jeopardize the appointment as statutory auditor both candidates have:

•	submitted the list of names of their partners/associates as well as the members of their own administrative body;

•

invited the company conferring the audit engagement to promptly notify any change in the structure of its corporate structure and that of its subsidiaries, parent companies or jointly controlled companies.

●    For the financial years included in the assignment, the offers examined provide for the performance of the following activities:

•	For the consolidated financial statements, prepared in accordance with IFRS:

•	statutory audit pursuant to Article 14 of Legislative Decree No. 39 of 27 January 2010;

•	quarterly review (without issuing an audit opinion thereon);

•	review of the consolidated financial statements included in Form 20-F prepared in accordance with SEC regulations;

•	For Italian companies in the group, Stevanato Group S.p.A., Nuova Ompi S.r.l. and Spami S.r.l.:

•	statutory audit pursuant to Article 14 of Legislative Decree no. 39 of 27 January 2010 of the financial statements;

•

verification, pursuant to Article 14, para. 1, letter b), of Legislative Decree No. 39 of 27 January 2010, of the proper keeping of the company accounts and the correct recording of operating events in the accounting records;

•	activities preparatory to the signing of tax returns in accordance with Article 1, paragraph 5, of Presidential Decree No. 322 of 22 July 1998, n. 322;

•

For the non-Italian companies in the Group, Stevanato Group International A.S., Medical Glass A.S., Ompi N.A S de RL de CV, Ompi Pharmaceutical Packing Technology Co Ltd, Ompi do Brasil Comercio de Embalagens Farmaceuticals LTDA, Balda Medical GmbH; Stevanato Group Denmark A/S (former SVM A/S), Balda C. Brewer Inc., Ompi of America Inc.,

•	mandatory audit, where required, of financial statements prepared in accordance with local regulations;

•	audit (complete or limited to specific financial statement areas) of reporting packages prepared for the purpose of the opinion on the consolidated financial statements;

4

Stevanato Group S.p.A. Proposal for Appointment Of the External Auditor

•	Internal control system, depending on the company’s status for Sarbanex-Oxley (SOX) purposes:

•	SOX compliance review, for the sole purpose of issuing a report to the board, or

•	Full integrated audit for SOX purposes, with integrated audit opinion issued

●        in accordance with Article 11 of Legislative Decree No. 39 of 27 January 2010, for the purposes of the performance of the statutory audit activities, the offers examined shall refer to the adoption of the International Standards on Auditing (ISA Italia) adopted by Determination of the State Accountant General of 23 December 2014. For the purposes of the performance of audit activities on the financial statements included in Form 20-F, the auditing standards issued by the PCAOB will be applied

●        from the offers examined the fees for each financial year included in the mandate - in addition to out-of-pocket and/or incidental expenses, contributions (Social Security Fund, Consob or other supervisory authorities where applicable) VAT and any adjustments based on the change in the ISTAT–the estimation is the following:

Offeror	Estimated hours /Fees in EURO
	FY 2023	FY 2024	FY 2025
PWC	10.000/1.016.000	10.000/1.020.000	10.000/1.190.000
EY	14.300/1.300.000	14.300/1.400.000	14.300/1.640.000

●        The findings of the bids listed above refer to the latest version received and refer to the possibility that the Group for the financial year 2023 would acquire the status of Large Accelerated Filer and therefore a full audit for SOX purposes becomes mandatory;

●        as a result of the analysis of the professional and organizational profiles carried out - specifically with regard to: i) audit plan and independence, ii) corporate/sector skills, iii) organizational structure, iv) structure and reputation on the market, v) fees - the audit committee prepared the following table summarizing the evaluation process of the candidatures which, with reference to each offer acquired by the Company, indicates the qualitative synthetic rating (‘qsr’, on the scale Insufficient/Sufficient/Good/Outstanding) of each area subject to evaluation and the overall evaluation of each candidate:

5

Stevanato Group S.p.A. Proposal for Appointment Of the External Auditor

				PWC	EY

	Evaluation Areas		Examined skills	rsq	rsq
1	Audit Plan	1.1	Risk assessment procedures	3	3
		1.2	Audit approach adopted	3	3
		1.3	Information technology tools used	4	3
		1.4	hours planned/seniority of the involved staff	4	3
2	Competenze aziendali e/o settoriali	2.1	Previous knowledge of the company and/or group from previous audit assignments	2	4
		2.2	Previous experience in the audit and capital market sector	4	4
		2.3	Previous knowledge of the pharma industry gained in other areas	4	4
		2.4	Previous knowledge of the Pharma industry’s accounting principles	4	4
		2.5	Availability of adequate IT tools, financial instruments, valuation and impairment testing	4	4
3	Organisational structure	3.1	Individual, associated, network structure	4	4
		3.2	Local, regional, national, international Presence	4	4
4	Market Reputation	4.1	Network membership and client portfolio (for audit firms)	4	4
		4.2	Curriculum (for individual only)	n/a	n/a
5	Proposed Fees	5.1	Budget Detail (hours/activities) and pricing	4	3
		5.2	Adequacy and consistency of fees (including estimated costs) in relation to the subject matter of the assignment	4	3
6	Overall Evaluation			52	50

●        on the basis of the information acquired, there are no elements that could compromise the independence of the candidates nor the existence of grounds for conflict of interest on their part;

●        the scope of the engagement as defined in the bids examined for the legal audit of the accounts for the financial years 2023 to 2025 appears to be substantially homogeneous;

That being stated, the Audit Committee, as a result of the comparative assessment carried out both in qualitative and quantitative terms, for the purpose of formulating its opinion for the appointment of the independent auditors for the financial years 2023 to 2025, proposes to the shareholders’ meeting of STEVANATO GROUP S.P.A., via Molinella, 17 Piombino Dese (PD), subject to acceptance of the fees for the entire duration of the engagement together with the criteria for their adjustment during the term of office, that the engagement for the statutory audit of the accounts for the financial years from 2023 to 2025 be assigned to PricewaterhouseCoopers S.p.A., Piazza Tre Torri 2 Milan, in accordance with the last offer made by the same on 27/12/2022;

Whose fees, for Stevanato Group S.p.A. alone, amount to:

∎	For FY 2023 at euro 591,000.00 (for a total of 6,070 hours);

∎	For FY 2024, euro 595,000.00 (for a total of 6,070 hours);

6

Stevanato Group S.p.A. Proposal for Appointment Of the External Auditor

∎	For FY 2025 at euro 621,000.00 (for a total of 5,510 hours).

●        The amounts indicated do not include VAT, out-of-pocket expenses and secretarial expenses, to be invoiced on the basis of the cost incurred within the limit of 5% of the fees (excluding travel and subsistence expenses incurred for site visits in Italy and abroad), nor the supervisory contribution in favor of Consob or other Supervisory Authority, which may be envisaged for such appointments following the entry into force of new regulatory provisions issued by the competent Authorities;

●        that the fees identified above shall relate to the engagement for (i) the audit of the statutory financial statements and the consolidated financial statements, (ii) attestation and reporting on the assessment performed by the Company’s management with regard to the effectiveness of the internal control system over financial reporting as per the Sarbanes-Oxley Act (404-b section), (iii) the verification that the company accounts are properly kept and (iv) the activities aimed at signing the Tax Returns for the company STEVANATO GROUP S.P.A. as well as the performance of the full review with materiality limit of the reporting packages, for the purposes of the consolidated financial statements for the company STEVANATO GROUP S.P.A, for the following companies: Balda C. Brewer Inc., Ompi of America;

●        that the auditor that the Shareholders’ Meeting will wish to identify, also and on the basis of this reasoned proposal, also take on the role of Group Auditor with the application of the fees as per the proposals received by the Audit Committee;

●        that in the event of PWC S.p.A. renouncing its appointment, in a subordinate manner, the Audit Committee proposes that the appointment for the legal audit of the accounts for the financial years from 2023 to 2025 be assigned to EY S.p.A.

Piombino Dese, April 4, 2023

Audit Committe

7